SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                         La Jolla Pharmaceutical Company
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)
                                    503459109
                                    ---------
                                 (CUSIP Number)

                                  Hilary Strain
                       One Embarcadero Center, Suite 4050
                             San Francisco, CA 94111
                                 (415) 362-4022
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 7, 2001
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:.

     Check the following box if a fee is being paid with this statement:. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 17 Pages

CUSIP No. 503459109                                     13D                                      Page 2 of 17 Pages

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Partners
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

               California
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power          2,826,451
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       -0-


                                                                    (9)     Sole Dispositive Power     2,826,451


                                                                    (10)    Shared Dispositive Power  -0-



  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,826,451
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.06%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IA
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                   13D                                       Page 3 of 17 Pages

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Partners, L.P.
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power         1,756,883
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       -0-


                                                                    (9)     Sole Dispositive Power     1,756,883


                                                                    (10)    Shared Dispositive Power   -0-



  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,756,883
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  5.01%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                              13D                            Page 4 of 17 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Embarcadero BioPharma Partners, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

        WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

    California
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power          66,220
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       -0-


                                                                    (9)     Sole Dispositive Power     66,220


                                                                    (10)    Shared Dispositive Power  -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  66,220
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0.19%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                     13D                                      Page 5 of 17 Pages

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       La Jolla Chase Partners (Alta Bio), LLC
---------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

          Delaware
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power          1,003,348
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       -0-


                                                                    (9)     Sole Dispositive Power     1,003,348


                                                                    (10)    Shared Dispositive Power  -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,003,348
---------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  2.86%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 503459109                                      13D                                    Page 6 of 17 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Management, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)      Sole Voting Power          1,756,883
Beneficially Owned
By Each Reporting
Person With                                                         (8)      Shared Voting Power       -0-


                                                                    (9)      Sole Dispositive Power     1,756,883


                                                                    (10)     Shared Dispositive Power  -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,756,883
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  5.01%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 503459109                                       13D                                   Page 7 of 17 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta/Chase BioPharma Management, LLC
----------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power         1,003,348
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       -0-


                                                                    (9)     Sole Dispositive Power    1,003,348


                                                                    (10)    Shared Dispositive Power  -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,003,348
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  2.86%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                      13D                                     Page 8 of 17 Pages

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Jean Deleage
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       2,826,451


                                                                    (9)     Sole Dispositive Power    -0-


                                                                    (10)    Shared Dispositive Power  2,826,451


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,826,451
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.06%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 503459109        13D                                 Page 9 of 17 Pages

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Garrett Gruener
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

          U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       2,826,451


                                                                    (9)     Sole Dispositive Power    -0-


                                                                    (10)    Shared Dispositive Power  2,826,451


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,826,451
--------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.06%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                  13D                                        Page 10 of 17 Pages

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Daniel Janney
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       2,826,451


                                                                    (9)     Sole Dispositive Power    -0-


                                                                    (10)    Shared Dispositive Power  2,826,451


(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,826,451
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.06%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                  13D                                        Page 11 of 17 Pages

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alix Marduel
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

        AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       2,826,451


                                                                    (9)     Sole Dispositive Power    -0-


                                                                    (10)    Shared Dispositive Power  2,826,451


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,826,451
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.06%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                       13D                                   Page 12 of 17 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Guy Nohra
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

          U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       2,826,451


                                                                    (9)     Sole Dispositive Power    -0-


                                                                    (10)    Shared Dispositive Power  2,826,451


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,826,451
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.06%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                 13D                                         Page 13 of 17 Pages
-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Marino Polestra
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                    (7)     Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                                                         (8)     Shared Voting Power       2,826,451


                                                                    (9)     Sole Dispositive Power    -0-


                                                                    (10)    Shared Dispositive Power  2,826,451


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,826,451
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.06%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Statement on Schedule D relates to the Common Stock, $0.001 par value per share (the "Shares"), of La Jolla Pharmaceutical Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6455 Nancy Ridge Drive, San Diego, California 92121.


Item 2.      Identity and Background.

         (a) This Statement is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), and Alta Embarcadero BioPharma Partners, LLC, a California limited liability company ("Embarcadero LLC"), and La Jolla Chase Partners (Alta Bio), LLC, a Delaware LLC ("La Jolla Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing director of La Jolla Chase Partners (Alta Bio), LLC and by Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, La Jolla Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix Marduel, Guy Nohra and Marino Polestra (the "Partners") are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

         (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, La Jolla Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

         (c) Alta Partners provides investment advisory services to venture capital funds. Alta BioPharma, La Jolla Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of La Jolla Alta Bio and Alta BioPharma, respectively. Each of the Partners' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as an officer of Alta Partners.
         (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

         (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. La Jolla Alta Bio is a Delaware limited liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Partners is a citizen of the United States.


Item 3.           Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Alta BioPharma to acquire the 1,756,883 shares of Common Stock reported in Item 5(a) was $8,277,974.37, the total amount of funds required by Embarcadero LLC to acquire the 66,220 shares of Common Stock reported in Item 5(a) was $312,009.25 and the total amount of funds required by La Jolla Alta Bio to acquire the 1,003,348 shares of Common Stock reported in Item 5(a) was $4,727,513.37. Such funds were provided by each entity's capital available for investment.


Item 4.           Purpose of Transaction.

         Alta BioPharma, Embarcadero LLC, and La Jolla Alta Bio acquired the Common Stock reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase the Common Stock, dispose of all or a portion of the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately negotiated transactions or otherwise.

         On February 17, 2000, Alta BioPharma, Embarcadero LLC and La Jolla Alta Bio entered into a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") with the Company pursuant to which Alta BioPharma, Embarcadero LLC and La Jolla Alta Bio acquired, for an aggregate purchase price of $4,961,250.01, a total of 1,470,000 Shares of Common Stock. The entities also entered into a Registration Rights Agreement. On July 19, 2000, Alta BioPharma, Embarcadero LLC and La Jolla Alta Bio acquired, for an aggregate purchase price of $2,756,250.01, a total of 450,000 Shares of Common Stock in a broker transaction. On August 28, 2000, Alta BioPharma, Embarcadero LLC and La Jolla Alta Bio acquired, for an aggregate purchase price of $600,000, a total of 100,000 Shares of Common Stock in a broker transaction. On February 7, 2001, Alta BioPharma, Embarcadero LLC and La Jolla Alta Bio entered into a Common Stock Purchase Agreement with the Company pursuant to which Alta BioPharma, Embarcadero LLC and La Jolla acquired, for an aggregate purchase price of $4,999,997.00, a total of 806,451 Shares of Common Stock. The entities also entered into a Registration Rights Agreement.


Item 5.           Interest in Securities of the Issuer.

         (a) Alta BioPharma is the direct beneficial owner of 1,756,883 shares of Common Stock or approximately 5.01% of the shares deemed outstanding by the Company (35,095,087) as of February 7, 2001. La Jolla Alta Bio is the direct beneficial owner of 1,003,348 shares of Common Stock or approximately 2.86% of the shares deemed outstanding by the Company (35,095,087) as of February 7, 2001. Embarcadero LLC is the direct beneficial owner of 66,220 shares of Common Stock or approximately 0.19% of the shares deemed outstanding by the Company (35,095,087) as of February 7, 2001.

         (b) Each entity has the power to direct the disposition of and vote the stock held by it. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have indirect beneficial ownership of the shares owned by such entities.

         (c) On February 17, 2000, Alta BioPharma, La Jolla Alta Bio, and Embarcadero LLC acquired the 913,731, 521,828 and 34,441 shares respectively in a privately negotiated transaction with the Company for aggregate consideration of $3,083,842.13, $1,761,170.50 and $116,238.38, respectively. This was reported on the Schedule 13-D filed in July 19, 2000.

         On July 19, 2000 Alta BioPharma, La Jolla Alta Bio, and Embarcadero LLC acquired an additional 279,714, 159,743 and 10,543 shares, respectively, in a broker transaction for aggregate consideration of $1,713,248.25, $978,425.88 and $64,575.88, respectively. This was reported on the Schedule 13-D filed in July 19, 2000.

         On August 28, 2000 Alta BioPharma, La Jolla Alta Bio, and Embarcadero LLC acquired an additional 62,159, 35,499 and 2,342 Shares, respectively, in a broker transaction for aggregate consideration of $372,954.00, $212,994.00 and $14,052.00, respectively.

         On February 7, 2001 Alta BioPharma, La Jolla Alta Bio, and Embarcadero LLC acquired an additional 501,279, 286,278 and 18,894 Shares, described in Item 3 of this Statement in a privately negotiated transaction with the Company for an aggregate consideration of $3,107,930.00, $1,774,924.00 and $117,143.00,
respectively.

         Except as set forth above, neither the Reporting Persons nor the Partners have effected any transaction in the Shares during the past 60 days.

         (d) Alta BioPharma, La Jolla Alta Bio and Embarcadero LLC each have the right to receive dividends and proceeds from the sale of Common Stock held by it. By virtue of the relationships reported in Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Common Stock held by each entity.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The La Jolla Pharmaceutical Company Common Stock Purchase Agreement dated February 5, 2001 and The La Jolla Pharmaceutical Company Registration Rights Agreement dated February 5, 2001 are hereby incorporated in their entirety by this reference.

Item 7.           Material to be Filed as Exhibits.

         Exhibit A:  Joint Filing Statement.

         Exhibit B: La Jolla Pharmaceutical Company Common Stock Purchase Agreement dated February 7, 2001.

         Exhibit  C:  La  Jolla   Pharmaceutical   Company  Registration  Rights
         Agreement dated February 7, 2001.

         Exhibit D: La Jolla Pharmaceutical Company Common Stock Purchase Agreement dated July 2000, as previously submitted with the Schedule D filed July 19, 2000 and incorporated herein by reference.

         Exhibit  E:  La  Jolla   Pharmaceutical   Company  Registration  Rights
         Agreement dated July 2000, as previously submitted with the Schedule D filed July 19, 2000, and incorporated herein by reference.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 23, 2000

Alta Partners                                  Alta BioPharma Partners, L.P.

By:          /s/ /Jean Deleage                 By: Alta BioPharma Management, LLC
    -----------------------------------            Its General Partner
    Jean Deleage, Vice President


Alta BioPharma Management, LLC                 By:      /s/ Daniel Janney
                                                   -----------------------------------
                                                   Daniel Janney, Managing Director

By:          /s/ Jean Deleage                  La Jolla Chase Partners (Alta Bio), LLC
    -----------------------------------
    Jean Deleage, Member
                                               By: Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC               Its Managing Member

By:          /s/ Daniel Janney                 By:      /s/ Daniel Janney
    -----------------------------------            -----------------------------------
    Daniel Janney, Member                          Daniel Janney, Member

Alta Embarcadero BioPharma Partners, LLC


By:          /s/ Jean Deleage
    -----------------------------------
    Jean Deleage, Member


    /s/ Jean Deleage                                  /s/ Guy Nohra
----------------------------------             ----------------------------------
Jean Deleage                                   Guy Nohra

    /s/ /Garrett Gruener                              /s/ Marino Polestra
----------------------------------             ----------------------------------
Garrett Gruener                                Marino Polestra

    /s/ Daniel Janney                                 /s/ Alix Marduel
----------------------------------             ----------------------------------
Daniel Janney                                  Alix Marduel

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.

Date:  February 23, 2000
Alta Partners                                  Alta BioPharma Partners, L.P.

By:           /s/ /Jean Deleage                By:      Alta BioPharma Management, LLC
    -----------------------------------                 Its General Partner
    Jean Deleage, Vice President


Alta BioPharma Management, LLC                 By:      /s/ Daniel Janney
                                                   -----------------------------------
                                                   Daniel Janney, Managing Director

By:           /s/ Jean Deleage                 La Jolla Chase Partners (Alta Bio), LLC
    -----------------------------------
    Jean Deleage, Member
                                               By: Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC               Its Managing Member

By:           /s/ Daniel Janney                By:      /s/ Daniel Janney
    -----------------------------------            -----------------------------------
    Daniel Janney, Member                          Daniel Janney, Member

Alta Embarcadero BioPharma Partners, LLC


By:           /s/ Jean Deleage
    -----------------------------------
    Jean Deleage, Member


         /s/ Jean Deleage                             /s/ Guy Nohra
---------------------------------------        ----------------------------------
Jean Deleage                                   Guy Nohra

         /s/ /Garrett Gruener                         /s/ Marino Polestra
---------------------------------------        ----------------------------------
Garrett Gruener                                Marino Polestra

         /s/ Daniel Janney                     /s/ Alix Marduel
---------------------------------------        ----------------------------------
Daniel Janney                                  Alix Marduel

                            STOCK PURCHASE AGREEMENT

         This STOCK PURCHASE AGREEMENT (this "Agreement") is dated as of this 5th day of February, 2001 by and between La Jolla Pharmaceutical Company, a Delaware corporation with its principal office at 6455 Nancy Ridge Drive,
SanDiego,  California  (the  "Company"),  and the  several  purchasers  named in
Exhibit A attached hereto (each, a "Purchaser" and collectively, the "Purchasers").

         WHEREAS, the Company desires to issue and sell to the Purchasers an aggregate of up to 5,700,000 shares (the "Shares") of the authorized but unissued shares of common stock, $0.01 par value per share, of the Company (the "Common Stock"); and

         WHEREAS, the Purchasers, severally, wish to purchase the Shares on the terms and subject to the conditions set forth in this Agreement.

         NOW   THEREFORE,   in   consideration   of   the   mutual   agreements,
representations, warranties and covenants herein contained, the parties hereto agree as follows:

         1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

                  (a) "Affiliate" of a party means any corporation or other business entity controlled by, controlling or under common control with such party. For this purpose "control" shall mean direct or indirect beneficial ownership of fifty percent (50%) or more of the voting or income interest in such corporation or other business entity.

                  (b) "Closing Date" means the date of the Closing.

                  (c) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

                  (d) "Registration Rights Agreement" shall mean that certain Registration Rights Agreement, dated as of the date hereof, among the Company and the Purchasers.

                  (e) "Majority Purchasers" shall mean Purchasers which, at any given time, hold greater than fifty percent (50%) of the voting power of the outstanding Shares.

                  (f) "SEC" shall mean the Securities and Exchange Commission.

                  (g) "Securities Act" shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

         2. Purchase and Sale of Shares.

                  2.1 Purchase and Sale. Subject to and upon the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to each Purchaser, and each Purchaser, severally, hereby agrees to purchase from the Company, at the Closing, the number of shares of Common Stock set forth opposite the name of such Purchaser under the heading "Number of Shares to be Purchased" on Exhibit A hereto, at a purchase price of $6.20 per share. The total purchase price payable by each Purchaser for the number of shares of Common Stock that such Purchaser is hereby agreeing to purchase is set forth opposite the name of such Purchaser under the heading "Purchase Price" on Exhibit A hereto. The aggregate purchase price payable by the Purchasers to the Company for all of the Shares shall be $35,340,000.

                  2.2 Closing. The closing of the transactions contemplated under this Agreement (the "Closing") shall take place at the offices of Gibson, Dunn & Crutcher LLP in Irvine, California on February 7, 2001, or at such other location, date and time as may be agreed upon between the Purchasers and the Company. At the Closing, the Company shall deliver to each Purchaser a single stock certificate, registered in the name of such Purchaser, representing the number of shares of Common Stock purchased by such Purchaser, against payment of the purchase price therefor by wire transfer of immediately available funds to such account or accounts as the Company shall designate in writing.


         3. Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Purchasers as follows:

                  3.1 Incorporation. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where the failure to so qualify would not have a material adverse effect upon the Company. The Company has all requisite corporate power and authority to carry on its business as now conducted.

                  3.2 Capitalization. The authorized capital stock of the Company consists of (i) 100,000,000 shares of Common Stock, of which 29,395,087 shares are outstanding as of January 30, 2001, and (ii)8,000,000 shares of preferred stock, of which no shares are outstanding on the date hereof. Except as set forth in Schedule 3.2 hereto, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of the capital stock of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interests, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests.

                  3.3 Authorization. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein has been taken. When executed and delivered by the Company, each of this Agreement and the Registration Rights Agreement shall constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. The Company has all requisite corporate power to enter into this Agreement and the Registration Rights Agreement and to carry out and perform its obligations under the terms of this Agreement, and the Registration Rights Agreement.

                  3.4 Valid Issuance of the Shares. The Shares being purchased by the Purchasers hereunder will, upon issuance pursuant to the terms hereof, be duly authorized and validly issued, fully paid and nonassessable.

                  3.5  Financial  Statements.  The Company has furnished to each
Purchaser its audited Statements of Income, Stockholders' Equity and Cash Flows for the fiscal year ended December 31, 1999, its audited Balance Sheet as of December 31, 1999, its unaudited Statements of Income, Stockholders' Equity and Cash Flows for the period from December 31, 1999 through September 30, 2000 and its unaudited Balance Sheet as of September 30, 2000. All such financial statements are hereinafter referred to collectively as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, and fairly present, in all material respects, the financial position of the Company and the results of its operations as of the date and for the periods indicated thereon, except that the unaudited financial statements may not be in accordance with generally accepted accounting principles because of the absence of footnotes normally contained therein and are subject to normal year-end audit adjustments which, individually, and in the aggregate, will not be material. Since September 30, 2000 to the Company's knowledge, there has been no material adverse change (actual or threatened) in the assets, liabilities (contingent or other), affairs, operations, prospects or condition (financial or other) of the Company.

                  3.6 SEC Documents. The Company has furnished to each Purchaser, a true and complete copy of the Company's Annual Report on Form 10-K , as amended, for the year ended December 31, 1999, the Company's Quarterly Reports on Form 10-Q for three months ended March 31, 2000, June 30, 2000 and September 30, 2000 and any other statement, report, registration statement (other than registration statements on Form S-8) or definitive proxy statement filed by the Company with the SEC during the period commencing December 31, 1999 and ending on the date hereof. The Company will, promptly upon the filing thereof, also furnish to each Purchaser all statements, reports (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), registration statements and definitive proxy statements filed by the Company with the SEC during the period commencing on the date hereof and ending on the Closing Date (all such materials required to be furnished to each Purchaser pursuant to this sentence or pursuant to the next preceding sentence of this Section 3.6 being called, collectively, the "SEC Documents"). Except as set forth on Schedule 3.6, as of their respective filing dates, the SEC Documents complied or will comply in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and none of the SEC Documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, as of their respective filing dates, except to the extent corrected by a subsequently filed SEC Document.

                  3.7 Consents. All consents, approvals, orders and authorizations required on the part of the Company in connection with the execution, delivery or performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein have been obtained and will be effective as of the Closing Date.

                  3.8 No Conflict. The execution and delivery of this Agreement and the Registration Rights Agreement by the Company and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the Certificate of Incorporation or bylaws of the Company or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or its respective properties or assets.

                  3.9 Brokers or Finders. Except for Pacific Growth Equities, Inc. ("PGE") and Fortis Securities, Inc. ("Fortis"), the Company has not dealt with any broker or finder in connection with the transactions contemplated by this Agreement, and, except for certain fees and expenses payable by the Company to PGE and Fortis, the Company has not incurred, and shall not incur, directly or indirectly, any liability for any brokerage or finders' fees or agents commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

                  3.10 Nasdaq National Market. The Common Stock is listed on the Nasdaq National Market System, and there are no proceedings to revoke or suspend such listing.

                  3.11 Absence of Litigation. There is no action, suit or proceeding or, to the Company's knowledge, any investigation, pending, or to the Company's knowledge, threatened by or before any governmental body against the Company and in which an unfavorable outcome, ruling or finding in any said matter, or for all matters taken as a whole, might have a material adverse effect on the Company. The foregoing includes, without limitation, any such action, suit, proceeding or investigation that questions this Agreement or the Registration Rights Agreement or the right of the Company to execute, deliver and perform under same.

                  3.12 No Bad Acts. The Company represents and warrants that, to the best of its knowledge, none of its directors or officers is or has been the subject of, or a defendant in: (i) an enforcement action or prosecution (or settlement in lieu thereof) brought by a governmental authority relating to a violation of securities, fiduciary or criminal laws, or (ii) a civil action (or settlement in lieu thereof) brought by shareholders or investors for violation of duties owed to the shareholders or investors.

                  3.13 Freedom to Operate. To the best of the Company's knowledge, the conduct by the Company of its businesses, and the manufacture by the Company of its products, does not conflict with, infringe upon or violate any patent, copyright, trademark, registration or other intellectual property right of any other person or entity.

         4. Representations and Warranties of the Purchasers. Each Purchaser severally for itself, and not jointly with the other Purchasers, represents and warrants to the Company as follows:

                  4.1 Authorization. All action on the part of such Purchaser and, if applicable, its officers, directors, shareholders, managers, members and equityholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein has been taken. When executed and delivered, each of this Agreement and the Registration Rights Agreement will constitute the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. Such Purchaser has all requisite corporate power to enter into each of this Agreement and the Registration Rights Agreement and to carry out and perform its obligations under the terms of this Agreement and the Registration Rights Agreement.

                  4.2 Purchase Entirely for Own Account. Such Purchaser is acquiring the Shares being purchased by it hereunder for investment, for its own account, and not for resale or with a view to distribution thereof in violation of the Securities Act.

                  4.3 Investor Status; Etc. Such Purchaser certifies and represents to the Company that at the time such Purchaser acquires any of the Shares, such Purchaser will be an "Accredited Investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act and was not organized for the purpose of acquiring the Shares. Such Purchaser's financial condition is such that it is able to bear the risk of holding the Shares for an indefinite period of time and the risk of loss of its entire investment. Such Purchaser has been afforded the opportunity to ask questions of and receive answers from the management of the Company concerning this investment and has sufficient knowledge and experience in investing in companies similar to the Company in terms of the Company's stage of development so as to be able to evaluate the risks and merits of its investment in the Company.

                  4.4 Shares Not Registered. Such Purchaser understands that the Shares have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Shares must continue to be held by such Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration. The Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

                  4.5 No Conflict. The execution and delivery of this Agreement and the Registration Rights Agreement by such Purchaser and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default by such Purchaser (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the organizational documents of such Purchaser or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets.

                  4.6 Brokers. Such Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

                  4.7 Consents. All consents, approvals, orders and authorizations required on the part of such Purchaser in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein have been obtained and are effective as of the Closing Date.

         5. Conditions Precedent.

                  5.1. Conditions to the Obligation of the Purchasers to Consummate the Closing.The obligation of each Purchaser to consummate the Closing and to purchase and pay for the Shares being purchased by it pursuant to this Agreement is subject to the satisfaction of the following conditions precedent:

                  (a) The representations and warranties contained herein of the Company shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (it being understood and agreed by each Purchaser that, in the case of any representation and warranty of the Company contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation and warranty need be true and correct only in all material respects in order to satisfy as to such representation or warranty the condition precedent set forth in the foregoing provisions of this Section 5.1(a)).

                  (b) The Registration Rights Agreement shall have been executed and delivered by the Company.

                  (c) The Company shall not have been adversely affected in any material way prior to the Closing Date; and the Company shall have performed all obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

                  (d)  No   proceeding   challenging   this   Agreement  or  the
transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

                  (e) The purchase of and payment for the Shares by the Purchasers shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby shall have been duly obtained or made and shall be in full force and effect.

                  (f) All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement to be consummated at the Closing shall be satisfactory in form and substance to such Purchaser, and such Purchaser shall have received copies (executed or certified, as may be appropriate) of all documents which such Purchaser may have reasonably requested in connection with such transactions.

                  5.2. Conditions to the Obligation of the Company to Consummate the Closing.The obligation of the Company to consummate the Closing and to issue and sell to each of the Purchasers the Shares to be purchased by it at the Closing is subject to the satisfaction of the following conditions precedent:

                  (a) The representations and warranties contained herein of such Purchaser shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (it being understood and agreed by the Company that, in the case of any representation and warranty of each Purchaser contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation and warranty need be true and correct only in all material respects in order to satisfy as to such representation or warranty the condition precedent set forth in the foregoing provisions of this Section 5.2(a)).

                  (b) The Registration Rights Agreement shall have been executed and delivered by each Purchaser.

                  (c) The Purchasers shall have performed all obligations and conditions herein required to be performed or observed by the Purchasers on or prior to the Closing Date.

                  (d)  No   proceeding   challenging   this   Agreement  or  the
transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

                  (e) The sale of the Shares by the Company shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby shall have been duly obtained or made and shall be in full force and effect.

                  (f) Each of the Purchasers shall have executed and delivered to the Company a Investor Questionnaire, in substantially the form attached hereto as Exhibit B, pursuant to which each such Purchaser shall provide information necessary to confirm each such Purchaser's status as an "accredited investor" (as such term is defined in Rule 501 promulgated under the Securities
Act).

                  (g) Each of the other Purchasers shall have purchased, in accordance with this Agreement, the number of shares of Common Stock set forth opposite its name under the heading "Number of Shares to be Purchased."

                  (h) All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement to be consummated at the Closing shall be satisfactory in form and substance to the Company, and the Company shall have received counterpart originals, or certified or other copies of all documents, including without limitation records of corporate or other proceedings, which it may have reasonably requested in connection therewith.

         6. Transfer; Legends.

                  6.1. Securities Law Transfer Restrictions. No Purchaser shall sell, assign, pledge, transfer or otherwise dispose or encumber any of the Shares being purchased by it hereunder, except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an available exemption from registration under the Securities Act and applicable state securities laws and, if requested by the Company, upon delivery by such Purchaser of an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer is exempt from registration under the Securities Act and applicable state securities laws. Any transfer or purported transfer of the Shares in violation of this Section 6.1 shall be voidable by the Company. The Company shall not register any transfer of the Shares in violation of this
Section 6.1. The Company may, and may instruct any transfer agent for the Company, to place such stop transfer orders as may be required on the transfer books of the Company in order to ensure compliance with the provisions of this
Section 6.1.

                  6.2. Legends. Each certificate requesting any of the Shares shall be endorsed with a legend in substantially the form set forth below, and each Purchaser covenants that, except to the extent such restrictions are waived by the Company, it shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate:

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER SAID ACT AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT FROM SAID ACT.

         7. Termination; Liabilities Consequent Thereon. This Agreement may be terminated and the transactions contemplated hereunder abandoned at any time prior to the Closing only as follows:

                  (a) by the Purchasers, upon notice to the Company if the conditions set forth in Section 5.1 shall not have been satisfied on or prior to February 28, 2001; or

                  (b) by the Company, upon notice to the Purchasers if the conditions set forth in Section 5.2 shall not have been satisfied on or prior to February 28, 2001; or

                  (c) at any time by mutual agreement of the Company and the Purchasers; or

                  (d) by the Purchasers, if there has been any breach of any representation or warranty or any material breach of any covenant of the Company contained herein and the same has not been cured within 15 days after notice thereof, (it being understood and agreed by each Purchaser that, in the case of any representation or warranty of the Company contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation or warranty will be deemed to have been breached for purposes of this Section 7.1(d) only if such representation or warranty was not true and correct in all material respects at the time such representation or warranty was made by the Company); or

                  (e) by the Company, if there has been any breach of any representation, warranty or any material breach of any covenant of any Purchaser contained herein and the same has not been cured within 15 days after notice thereof (it being understood and agreed by the Company that, in the case of any representation and warranty of the Purchaser contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation or warranty will be deemed to have been breached for purposes of this Section 7.1(e) only if such representation or warranty was not true and correct in all material respects at the time such representation or warranty was made by such Purchaser).

         Any termination pursuant to this Section 7 shall be without liability on the part of any party, unless such termination is the result of a material breach of this Agreement by a party to this Agreement in which case such breaching party shall remain liable for such breach notwithstanding any termination of this Agreement.

         8. Miscellaneous Provisions.

                  8.1 Public Statements or Releases. None of the parties to this Agreement shall make, issue, or release any announcement, whether to the public generally, or to any of its suppliers or customers, with respect to this Agreement or the transactions provided for herein, or make any statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without the prior consent of the other parties, which shall not be unreasonably withheld or delayed, provided, that nothing in this Section 8.1 shall prevent any of the parties hereto from making such public announcements as it may consider necessary in order to satisfy its legal obligations.

                  8.2 Further Assurances. Each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by the other party to better evidence and reflect the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Agreement.

                  8.3 Notification of Effectiveness of Registration Statement. The Company covenants that it will provide notice to the Purchasers that the Company's registration statement on Form S-3 registering the Shares sold hereunder to the Purchasers has been declared effective by the SEC.

                  8.4 Rights Cumulative. Each and all of the various rights, powers and remedies of the parties shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy shall neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such party.

                  8.5 Pronouns. All pronouns or any variation thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

                  8.6 Notices.

                  (a) Any notices, reports or other correspondence (hereinafter collectively referred to as "correspondence") required or permitted to be given hereunder shall be sent by postage prepaid first class mail, courier or telecopy or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

                  (b) All correspondence to the Company shall be addressed as follows:

                           La Jolla Pharmaceutical Company
                           6455 Nancy Ridge Drive
                           San Diego, California  92121
                           Attention: Steven B. Engle
                           Telecopier: (858) 452-6893
                           with a copy to:

                           Gibson, Dunn & Crutcher LLP
                           4 Park Plaza
                           Irvine, California 92614
                           Attention:  Leonard J. McGill
                           Telecopier: (949) 451-4220

                  (c) All correspondence to any Purchaser shall be sent to such Purchaser at the address set forth in Exhibit A.

                  (d) Any entity may change the address to which correspondence to it is to be addressed by notification as provided for herein.

                  8.7 Captions. The captions and paragraph headings of this Agreement are solely for the convenience of reference and shall not affect its interpretation.

                  8.8 Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

                  8.9 Governing Law; Injunctive Relief.

                  (a) This Agreement shall be governed by and construed in accordance with the internal and substantive laws of the State of California and without regard to any conflicts of laws concepts that would apply the substantive law of some other jurisdiction.

                  (b) Each of the parties hereto acknowledges and agrees that damages will not be an adequate remedy for any material breach or violation of this Agreement if such material breach or violation would cause immediate and irreparable harm (an "Irreparable Breach"). Accordingly, in the event of a threatened or ongoing Irreparable Breach, each party hereto shall be entitled to seek, in any state or federal court in the State of California, equitable relief of a kind appropriate in light of the nature of the ongoing or threatened Irreparable Breach, which relief may include, without limitation, specific performance or injunctive relief; provided, however, that if the party bringing such action is unsuccessful in obtaining the relief sought, the moving party shall pay the non-moving party's costs, including actual attorney's fees, incurred in connection with defending such action. Such remedies shall not be the parties' exclusive remedies, but shall be in addition to all other remedies provided in this Agreement.

                  8.10 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

                  8.11 Expenses. Each party will bear its own costs and expenses in connection with this Agreement.

                  8.12 Assignment. The rights and obligations of the parties hereto shall inure to the benefit of and shall be binding upon the authorized successors and permitted assigns of each party. Neither party may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of the other party. In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of the Agreement by executing and agreeing to an assumption agreement reasonably acceptable to the other party.

                  8.13 Survival. The respective representations and warranties given by the parties hereto, and the other covenants and agreements contained herein, shall survive the Closing Date and the consummation of the transactions contemplated herein for a period of two years, without regard to any investigation made by any party.

                  8.14 Entire Agreement. This Agreement along with the exhibits attached hereto and incorporated herewith constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Majority Purchasers.

               [The remainder of this page has been intentionally
                      left blank; signature page follows.]

         IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the day and year first above written.

                                     LA JOLLA PHARMACEUTICAL COMPANY


                                     By:      ___________________________
                                              Steven B. Engle
                                              Chief Executive Officer





THE PURCHASER'S SIGNATURE TO THE INVESTOR QUESTIONNAIRE DATED EVEN DATE HEREWITH SHALL CONSTITUTE THE PURCHASER'S SIGNATURE TO THIS STOCK PURCHASE AGREEMENT.

                                  Schedule 3.2

         There are 3,372,715 options to purchase common stock of the Company outstanding as of January 29, 2001.

                                  Schedule 3.6

         We received a comment letter from the SEC requesting certain modifications to certain of the footnotes to our audited financial statements included in our Annula Report on Form 10-K for the year ended December 31, 1999. We responded to those comments in an amended Annual Report on Form 10-K, filed with the SEC on July 19, 2000.

                                                       Exhibit A

----------------------------------------------------------- ---------------------------- -----------------------------
                        Purchaser                                Number of Shares                  Purchase
                                                                  to be Purchased                   Price
----------------------------------------------------------- ---------------------------- -----------------------------
Deutsche Vermogesbildungsgesellschaft mbH                                 300,000                    $1,860,000
Werkstrasse #2
Baech 8806
Switzerland
----------------------------------------------------------- ---------------------------- -----------------------------
Alta Embarcadero BioPharma, LLC                                            18,894                       117,143
Suite 4050
One Embarcadero Center
San Francisco, California  94111
----------------------------------------------------------- ---------------------------- -----------------------------
Alta BioPharma Partners, LP                                               501,279                     3,107,930
Suite 4050
One Embarcadero Center
San Francisco, California  94111
----------------------------------------------------------- ---------------------------- -----------------------------
La Jolla Chase Partners (Atla Bio), LLC                                   286,278                     1,774,924
Suite 4050
One Embarcadero Center
San Francisco, California  94111
----------------------------------------------------------- ---------------------------- -----------------------------
Zeke, LP                                                                  150,000                       930,000
1235 Westlakes Drive
Suite 330
Berwyn, Pennsylvania  19312
----------------------------------------------------------- ---------------------------- -----------------------------
J.P. Morgan Partners (BHCA), LP                                         2,000,000                    12,400,000
1221 Sixth Avenue, 39th Floor
New York, New York 10020
----------------------------------------------------------- ---------------------------- -----------------------------
DWS Investments GmbH                                                      550,000                     3,410,000
Gruneburgweg 113-115
60612 Frankfurt
Germany
----------------------------------------------------------- ---------------------------- -----------------------------
Lares & Co.                                                               250,000                     1,550,000
155 Bishopsgate
London, EC2M 3XJ
England
----------------------------------------------------------- ---------------------------- -----------------------------
Stanza and Co.                                                             12,500                        77,500
155 Bishopsgate
London, EC2M 3XJ
England
----------------------------------------------------------- ---------------------------- -----------------------------


----------------------------------------------------------- ---------------------------- -----------------------------
HSBC Bank International Limited                                            37,500                      $232,500
A/C Framlington Health & Income
155 Bishopsgate
London, EC2M 3XJ
England
----------------------------------------------------------- ---------------------------- -----------------------------
Gardner Lewis Fund, LP                                                    150,549                       933,404
1201 Market Street  #1612
Wilmington, Delaware  19801
----------------------------------------------------------- ---------------------------- -----------------------------
Metzler Investment GmbH                                                   968,000                     6,001,600
Grosse Gallustrasse, 18
Frankfurt
Germany
----------------------------------------------------------- ---------------------------- -----------------------------
Narragansett Offshore Ltd.                                                 48,750                       302,250
153 E. 53rd Street, 26th Floor
New York, New York  10022
----------------------------------------------------------- ---------------------------- -----------------------------
Narragansett I, LP                                                         26,250                       162,750
153 E. 53rd Street, 26th Floor
New York, New York  10022
----------------------------------------------------------- ---------------------------- -----------------------------
Special Situations Fund III, LP                                           187,500                     1,162,500
153 E. 53rd Street, 55th Floor
New York, New York  10022
----------------------------------------------------------- ---------------------------- -----------------------------
Special Situations Cayman Fund, LP                                         62,500                       387,500
153 E. 53rd Street, 55th Floor
New York, New York  10022
----------------------------------------------------------- ---------------------------- -----------------------------
Special Situations Private Equity Fund, LP                                150,000                       930,000
153 E. 53rd Street, 55th Floor
New York, New York  10022
----------------------------------------------------------- ---------------------------- -----------------------------
Total                                                                   5,700,000                   $35,340,000
----------------------------------------------------------- ---------------------------- -----------------------------

                          REGISTRATION RIGHTS AGREEMENT

         This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of February5, 2001 by and among (i) La Jolla Pharmaceutical Company, a Delaware corporation (the "Company"), (ii) each person listed on Exhibit A attached hereto (collectively, the "Initial Investors" and each individually, an "Initial Investor"), and (iii) each person or entity that subsequently becomes a party to this Agreement pursuant to, and in accordance with, the provisions of Section 12 hereof (each an "Investor Permitted Transferee" and collectively, the "Investor Permitted Transferees").

         WHEREAS, the Company has agreed to issue and sell to the Initial Investors, and the Initial Investors have agreed to purchase from the Company, 5,700,000 shares (the "Purchased Shares") of the Company's common stock, $0.01 par value per share (the "Common Stock"), all upon the terms and conditions set forth in that certain Stock Purchase Agreement, dated of even date herewith, between the Company and the Initial Investors (the "Stock Purchase Agreement"); and

         WHEREAS, the terms of the Stock Purchase Agreement provide that it shall be a condition precedent to the closing of the transactions thereunder, for the Company and the Initial Investors to execute and deliver this Agreement.

         NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto hereby agree as follows:

         1. Definitions. The following terms shall have the meanings provided therefor below or elsewhere in this Agreement as described below:

         "Board" shall mean the board of directors of the Company.

         "Closing" shall have the meaning ascribed to such term in the Stock Purchase Agreement.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

         "Investors" shall mean, collectively, the Initial Investors and the Investor Permitted Transferees; provided, however, that the term "Investors" shall not include any of the Initial Investors or any of the Investor Permitted Transferees that ceases to own or hold any Purchased Shares.

         "Majority Holders" shall mean, at the relevant time of reference thereto, those Investors holding and/or having the right to acquire, as the case may be, more than fifty percent (50%) of the Registrable Shares held by all of the Investors.

         "Qualifying Holder" shall have the meaning ascribed thereto in Section 12 hereof.

         "Registrable Shares" shall mean the Purchased Shares, provided, however, such term shall not, after the Mandatory Registration Termination Date, include any of the Purchased Shares that become or have become eligible for resale pursuant to Rule 144 or pursuant to Regulation S.

         "Rule 144" shall mean Rule 144 promulgated under the Securities Act and any successor or substitute rule, law or provision.

         "SEC" shall mean the Securities and Exchange Commission.

         "Securities Act" shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

         2. Effectiveness; Termination. This Agreement shall become effective and legally binding only if the Closing occurs. This Agreement shall terminate and be of no further force or effect, automatically and without any action being required of any party hereto, upon the termination of the Stock Purchase Agreement pursuant to Section 8 thereof.

         3. Mandatory Registration.

                  (a) Within ten (10) business days after the Closing, the Company will prepare and file with the SEC a registration statement on Form S-3 for the purpose of registering under the Securities Act all of the Registrable Shares for resale by, and for the account of, the Investors as selling
stockholders  thereunder  (the  "Registration   Statement").   The  Registration
Statement shall permit the Investors to offer and sell, on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, any or all of the Registrable Shares. The Company agrees to use reasonable efforts to cause the Registration Statement to become effective as soon as practicable. The Company shall be required to keep the Registration Statement effective until such date that is the earlier of (i) the date when all of the Registrable Shares registered thereunder shall have been sold or (ii) the second anniversary of the Closing, subject to extension as set forth below (such date is referred to herein as the "Mandatory Registration Termination Date"). Thereafter, the Company shall be entitled to withdraw the Registration Statement and the Investors shall have no further right to offer or sell any of the Registrable Shares pursuant to the Registration Statement (or any prospectus relating thereto). In the event the right of the selling Investors to use the Registration Statement (and the prospectus relating thereto) is delayed or suspended pursuant to Sections 5(c) or 11 hereof, the Company shall be required to extend the Mandatory Registration Termination Date beyond the second anniversary of the Closing by the same number of days as such delay or Suspension Period (as defined in Section 11 hereof).

                  (b) The offer and sale of the Registrable Shares pursuant to the Registration Statement shall not be underwritten.

         4. "Piggyback" Registration Rights.

                  (a) If, at any time after the Mandatory Registration Termination Date, the Company proposes to register any of its Common Stock under the Securities Act, whether as a result of a primary or secondary offering of Common Stock or pursuant to registration rights granted to holders of other securities of the Company (but excluding in all cases any registrations to be effected on Forms S-4 or S-8 or other applicable successor Forms), the Company shall, each such time, give to the Investors holding Registrable Shares written notice of its intent to do so. Upon the written request of any such Investor given within 20 days after the giving of any such notice by the Company, the Company shall use reasonable efforts to cause to be included in such registration the Registrable Shares of such selling Investor, to the extent requested to be registered; provided that (i)the number of Registrable Shares proposed to be sold by such selling Investor is equal to at least seventy-five percent (75%) of the total number of Registrable Shares then held by such participating selling Investor, (ii)such selling Investor agrees to sell those of its Registrable Shares to be included in such registration in the same manner and on the same terms and conditions as the other shares of Common Stock which the Company proposes to register, and (iii) if the registration is to include shares of Common Stock to be sold for the account of the Company or any party exercising demand registration rights pursuant to any other agreement with the Company, the proposed managing underwriter does not advise the Company that in its opinion the inclusion of such selling Investor's Registrable Shares (without any reduction in the number of shares to be sold for the account of the Company or such party exercising demand registration rights) is likely to affect materially and adversely the success of the offering or the price that would be received for any shares of Common Stock offered, in which case the rights of such selling Investor shall be as provided in Section 4(b) hereof.

                  (b) If a registration pursuant to Section 4(a) hereof involves an underwritten offering and the managing underwriter shall advise the Company in writing that, in its opinion, the number of shares of Common Stock requested by the Investors to be included in such registration is likely to affect materially and adversely the success of the offering or the price that would be received for any shares of Common Stock offered in such offering, then, notwithstanding anything in Section 4(a) to the contrary, the Company shall only be required to include in such registration, to the extent of the number of shares of Common Stock which the Company is so advised can be sold in such offering, (i) first, the number of shares of Common Stock proposed to be included in such registration for the account of the Company and/or any stockholders of the Company (other than the Investors) that have exercised demand registration rights, in accordance with the priorities, if any, then existing among the Company and/or such stockholders of the Company with registration rights (other than the Investors), and (ii) second, the shares of Common Stock requested to be included in such registration by all other stockholders of the Company who have piggyback registration rights (including, without limitation, the Investors), pro rata among such other stockholders
(including, without limitation, the Investors) on the basis of the number of shares of Common Stock that each of them requested to be included in such registration.

                  (c) In connection with any offering involving an underwriting of shares, the Company shall not be required under Section 4 hereof or otherwise to include the Registrable Shares of any Investor therein unless such Investor accepts and agrees to the terms of the underwriting, which shall be reasonable and customary, as agreed upon between the Company and the underwriters selected by the Company.

         5. Obligations of the Company. In connection with the Company's obligation under Section 3 and 4 hereof to file the Registration Statement with the SEC and to use its best efforts to cause the Registration Statement to become effective as soon as practicable, the Company shall, as expeditiously as reasonably possible:

                  (a)  Prepare  and  file  with  the  SEC  such  amendments  and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by the Registration Statement;

                  (b) Furnish to the selling Investors such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents (including, without limitation, prospectus amendments and supplements as are prepared by the Company in accordance with Section 5(a) above) as the selling Investors may reasonably request in order to facilitate the disposition of such selling Investors' Registrable Shares;

                  (c) Notify the selling Investors, at any time when a prospectus relating to the Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in or relating to the Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading; and, thereafter, the Company will promptly prepare (and, when completed, give notice to each selling Investor) a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading; provided that upon such notification by the Company, the selling Investors will not offer or sell Registrable Shares until the Company has notified the selling Investors that it has prepared a supplement or amendment to such prospectus and delivered copies of such supplement or amendment to the selling Investors (it being understood and agreed by the Company that the foregoing proviso shall in no way diminish or otherwise impair the Company's obligation to promptly prepare a prospectus amendment or supplement as above provided in this Section 5(c) and deliver copies of same as above provided in Section 5(b) hereof); and

                  (e) Use commercially reasonable efforts to register and qualify the Registrable Shares covered by the Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably appropriate in the opinion of the Company and the managing underwriters, if any, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, and provided further that (notwithstanding anything in this Agreement to the contrary with respect to the bearing of expenses) if any jurisdiction in which any of such Registrable Shares shall be qualified shall require that expenses incurred in connection with the qualification therein of any such Registrable Shares be borne by the selling Investors, then the selling Investors shall, to the extent required by such jurisdiction, pay their pro rata share of such qualification expenses.

         6. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that the selling Investors shall furnish to the Company such information regarding them and the securities held by them as the Company shall reasonably request and as shall be required in order to effect any registration by the Company pursuant to this Agreement.

         7. Expenses of Registration. All expenses incurred in connection with the registration of the Registrable Shares pursuant to this Agreement (excluding underwriting, brokerage and other selling commissions and discounts), including without limitation all registration and qualification and filing fees, printing, and fees and disbursements of counsel for the Company, shall be borne by the Company.

         8. Delay of Registration. The Investors shall not take any action to restrain, enjoin or otherwise delay any registration as the result of any controversy which might arise with respect to the interpretation or implementation of this Agreement.

         9. Indemnification.

                  (a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Investor, any investment banking firm acting as an underwriter for the selling Investors, any broker/dealer acting on behalf of any selling Investors and each officer and director of such selling Investor, such underwriter, such broker/dealer and each person, if any, who controls such selling Investor, such underwriter or broker/dealer within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement, in any preliminary prospectus or final prospectus relating thereto or in any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; and will reimburse such selling Investor, such underwriter, broker/dealer or such officer, director or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, damage, liability or action to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission made in connection with the Registration Statement, any preliminary prospectus or final prospectus relating thereto or any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, in reliance upon and in conformity with written information furnished expressly for use in connection with the Registration Statement or any such preliminary prospectus or final prospectus by such selling Investor, any underwriter for them or controlling person with respect to them.

                  (b) To the extent permitted by law, each selling Investor will severally and not jointly indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, each person, if any, who controls the Company within the meaning of the Securities Act, any investment banking firm acting as underwriter for the Company or the selling Investors, or any broker/dealer acting on behalf of the Company or any selling Investors, and all other selling Investors against any losses, claims, damages or liabilities to which the Company or any such director, officer, controlling person, underwriter, or broker/dealer or such other selling Investor may become subject to, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement or any preliminary prospectus or final prospectus, relating thereto or in any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent and only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, in any preliminary prospectus or final prospectus relating thereto or in any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, in reliance upon and in conformity with written information furnished by the selling Investor expressly for use in connection with the Registration Statement, or any preliminary prospectus or final prospectus; and such selling Investor will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter, broker/dealer or other selling Investor in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the liability of each selling Investor hereunder shall be limited to the proceeds (net of underwriting discounts and commissions, if any) actually received by such selling Investor from the sale of Registrable Shares covered by the Registration Statement, and provided, further, however, that the indemnity agreement contained in this Section 9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of those selling Investor(s) against which the request for indemnity is being made (which consent shall not be unreasonably withheld).

                  (c) Promptly after receipt by an indemnified  party under this
Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party desires, jointly with any other indemnifying party similarly noticed, to assume at its expense the defense thereof with counsel mutually satisfactory to the indemnifying parties with the consent of the indemnified party which consent will not be unreasonably withheld, conditioned or delayed. In the event that the indemnifying party assumes any such defense, the indemnified party may participate in such defense with its own counsel and at its own expense, provided, however, that the counsel for the indemnifying party shall act as lead counsel in all matters pertaining to such defense or settlement of such claim and the indemnifying party shall only pay for such indemnified party's expenses for the period prior to the date of its participation on such defense. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to his ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 9, but the omission so to notify the indemnifying party will not relieve him of any liability which he may have to any indemnified party otherwise other than under this Section 9.

                  (d) Notwithstanding anything to the contrary herein, the indemnifying party shall not be entitled to settle any claim, suit or proceeding unless in connection with such settlement the indemnified party receives an unconditional release with respect to the subject matter of such claim, suit or proceeding and such settlement does not contain any admission of fault by the indemnified party.

         10. Reports under the Exchange Act. With a view to making available to the Investors the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit the Investors to sell the Purchased Shares to the public without registration, the Company agrees to use commercially reasonable efforts: (i) to make and keep public information available, as those terms are understood and defined in the General Instructions to Form S-3, or any successor or substitute form, and in Rule 144, (ii) to file with the SEC in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Act or the Exchange Act, (iii) as long as any Investor owns any Purchased Shares, to furnish in writing upon such Investor's request a written statement by the Company that it has complied with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, and to furnish to such Investor a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as may be reasonably requested in availing such Investor of any rule or regulation of the SEC permitting the selling of any such Purchased Shares without registration and (iv) undertake any additional actions reasonably necessary to maintain the availability of the Registration Statement or the use of Rule 144.

         11. Deferral and Lock-up. Notwithstanding anything in this Agreement to the contrary, if the Company shall furnish to the selling Investors a certificate signed by the President or Chief Executive Officer of the Company stating that the Board of Directors of the Company has made the good faith determination (i) that continued use by the selling Investors of the Registration Statement for purposes of effecting offers or sales of Registrable Shares pursuant thereto would require, under the Securities Act, premature disclosure in the Registration Statement (or the prospectus relating thereto) of material, nonpublic information concerning the Company, its business or prospects or any proposed material transaction involving the Company, (ii) that such premature disclosure would be materially adverse to the Company, its business or prospects or any such proposed material transaction or would make the successful consummation by the Company of any such material transaction significantly less likely and (iii) that it is therefore essential to suspend the use by the Investors of such Registration Statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Shares pursuant thereto, then the right of the selling Investors to use the Registration Statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Shares pursuant thereto shall be suspended for not more than two 30-day periods in a twelve month period (the "Suspension Period(s)") after delivery by the Company of the certificate referred to above in this Section 11. During the Suspension Period, none of the Investors shall offer or sell any Registrable Shares pursuant to or in reliance upon the Registration Statement (or the prospectus relating thereto).

         12. Transfer of Registration Rights. None of the rights of any Investor under this Agreement shall be transferred or assigned to any person unless (i) such person is a Qualifying Holder (as defined below), and (ii) such person agrees to become a party to, and bound by, all of the terms and conditions of, this Agreement by duly executing and delivering to the Company an Instrument of Adherence in the form attached as Exhibit B hereto. For purposes of this Section 12, the term "Qualifying Holder" shall mean, with respect to any Investor, (i) any partner thereof, (ii) any corporation, partnership controlling, controlled by, or under common control with, such Investor or any partner thereof, or (iii) any other direct transferee from such Investor of at least 50% of those Registrable Shares held or that may be acquired by such Investor. None of the rights of any Investor under this Agreement shall be transferred or assigned to any Person (including, without limitation, a Qualifying Holder) that acquires Registrable Shares in the event that and to the extent that such Person is eligible to resell such Registrable Shares pursuant to Rule 144(k) of the Securities Act or may otherwise resell such Registrable Shares pursuant to an exemption from the registration provisions of the Securities Act.

         13. Entire Agreement. This Agreement and the exhibits attached hereto and incorporated herewith constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof, and it also supersedes any and all prior negotiations, correspondence, agreements or understandings with respect to the subject matter hereof.

         14. Miscellaneous.

                  (a) This Agreement may not be amended, modified or terminated, and no rights or provisions may be waived, except with the written consent of the Majority Holders and the Company.

                  (b) This Agreement shall be governed by and construed and enforced in accordance with the laws of California, and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors or assigns, provided that the terms and conditions of Section12 hereof are satisfied. This Agreement shall also be binding upon and inure to the benefit of any transferee of any of the Purchased Shares, provided that the terms and conditions of Section 12 hereof are satisfied. Notwithstanding anything in this Agreement to the contrary, if at any time any Investor shall cease to own any Purchased Shares, all of such Investor's rights under this Agreement shall immediately terminate.

                  (c) (i) Any notices, reports or other correspondence (hereinafter collectively referred to as "correspondence") required or permitted to be given hereunder shall be sent by courier (overnight or same day) or telecopy or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.


                           (ii)  All  correspondence  to the  Company  shall  be
addressed as follows:

                                    La Jolla Pharmaceutical Company
                                    6455 Nancy Ridge Drive
                                    San Diego, CA 92121
                                    Attention:  Chief Executive Officer
                                    Telecopier: (858) 626-2851

                                    with a copy to:

                                    Gibson, Dunn & Crutcher LLP
                                    4 Park Plaza
                                    Irvine, California 92614
                                    Attention:  Leonard J. McGill
                                    Telecopier: (949) 451-4220

                           (iii) All  correspondence  to any  Investor  shall be
sent to such Purchaser at the address set forth in Exhibit A.

                  (d) Any entity may change the address to which correspondence to it is to be addressed by notification as provided for herein.

                  (e) The parties acknowledge and agree that in the event of any breach of this Agreement, remedies at law may be inadequate, and each of the parties hereto shall be entitled to seek specific performance of the obligations of the other parties hereto and such appropriate injunctive relief as may be granted by a court of competent jurisdiction.

                  (f) This Agreement may be executed in a number of counterparts, an of which together shall for all purposes constitute one Agreement, binding on all the parties hereto notwithstanding that all such parties have not signed the same counterpart.

               [The remainder of this page has been intentionally
                      left blank; signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date and year first above written.


                                         LA JOLLA PHARMACEUTICAL COMPANY


                                         By:      ___________________________
                                                  Steven B. Engle
                                                  Chief Executive Officer





THE INITIAL INVESTOR'S SIGNATURE TO THE INVESTOR QUESTIONNAIRE DATED EVEN DATE HEREWITH SHALL CONSTITUTE THE INITIAL INVESTOR'S SIGNATURE TO THIS REGISTRATION RIGHTS AGREEMENT.


La Jolla 13-D -- Exhibit C - Registration Rights Agreement

                                    EXHIBIT A

--------------------------------------------------------------------------------
Purchaser                                                      Number of Shares
--------------------------------------------------------------------------------
Deutsche Vermogesbildungsgesellschaft mbH                          300,000
Werkstrasse #2
Baech 8806
Switzerland
--------------------------------------------------------------------------------
Alta Embarcadero BioPharma, LLC                                     18,894
Suite 4050
One Embarcadero Center
San Francisco, California  94111
--------------------------------------------------------------------------------
Alta BioPharma Partners, LP                                        501,279
Suite 4050
One Embarcadero Center
San Francisco, California  94111
--------------------------------------------------------------------------------
La Jolla Chase Partners (Atla Bio), LLC                            286,278
Suite 4050
One Embarcadero Center
San Francisco, California  94111
--------------------------------------------------------------------------------
Zeke, LP                                                           150,000
1235 Westlakes Drive
Suite 330
Berwyn, Pennsylvania  19312
--------------------------------------------------------------------------------
J.P. Morgan Partners (BHCA), LP                                  2,000,000
1221 Sixth Avenue, 39th Floor
New York, New York 10020
--------------------------------------------------------------------------------
DWS Investments GmbH                                               550,000
Gruneburgweg 113-115
60612 Frankfurt
Germany
--------------------------------------------------------------------------------
Lares & Co.                                                        250,000
155 Bishopsgate
London, EC2M 3XJ
England
--------------------------------------------------------------------------------
Stanza and Co.                                                      12,500
155 Bishopsgate
London, EC2M 3XJ
England
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Purchaser                                                     Number of Shares
--------------------------------------------------------------------------------
HSBC Bank International Limited                                     37,500
A/C Framlington Health & Income
155 Bishopsgate
London, EC2M 3XJ
England
--------------------------------------------------------------------------------
Gardner Lewis Fund, LP                                             150,549
1201 Market Street  #1612
Wilmington, Delaware  19801
--------------------------------------------------------------------------------
Metzler Investment GmbH                                            968,000
Grosse Gallustrasse, 18
Frankfurt
Germany
--------------------------------------------------------------------------------
Narragansett Offshore Ltd.                                          48,750
153 E. 53rd Street, 26th Floor
New York, New York  10022
--------------------------------------------------------------------------------
Narragansett I, LP                                                  26,250
153 E. 53rd Street, 26th Floor
New York, New York  10022
--------------------------------------------------------------------------------
Special Situations Fund III, LP                                    187,500
153 E. 53rd Street, 55th Floor
New York, New York  10022
--------------------------------------------------------------------------------
Special Situations Cayman Fund, LP                                  62,500
153 E. 53rd Street, 55th Floor
New York, New York  10022
--------------------------------------------------------------------------------
Special Situations Private Equity Fund, LP                         150,000
153 E. 53rd Street, 55th Floor
New York, New York  10022
--------------------------------------------------------------------------------

                                    EXHIBIT B

                             Instrument of Adherence

         Reference is hereby made to that certain Registration Rights Agreement, dated as of February 5, 2001, among La Jolla Pharmaceutical Company, a Delaware corporation (the "Company"), the Initial Investors and the Investor Permitted Transferees, as amended and in effect from time to time (the "Registration Rights Agreement"). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Registration Rights Agreement.

         The undersigned, in order to become the owner or holder of ___________ shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company, hereby agrees that, from and after the date hereof, the undersigned has become a party to the Registration Rights Agreement in the capacity of an Investor Permitted Transferee, and is entitled to all of the benefits under, and is subject to all of the obligations, restrictions and limitations set forth in, the Registration Rights Agreement that are applicable to Investor Permitted Transferees. This Instrument of Adherence shall take effect and shall become a part of the Registration Rights Agreement immediately upon execution.

         Executed under seal as of the date set forth below under the laws of the State of California.



                           Signature:        _________________________________
                                             Name:  __________________________
                                             Title: __________________________


Accepted:

La Jolla Pharmaceutical Company

By:      _________________________________
         Name:  __________________________
         Title: __________________________


Date:    ________________________